

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 27, 2012

Via Facsimile
Mr. Shawn A. Callahan
Chief Financial Officer
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

>   **RE: Metwood, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2011**
>   **Filed September 14, 2011**
>   **File No. 0-5391**

Dear Mr. Callahan:

We have reviewed your response letter dated February 21, 2012 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended June 30, 2011

General

1.   We note that you have amended your filing to include management's annual report on internal controls over financial reporting. However, we note you have concluded that internal controls over financial reporting were effective as of December 31, 2010. Please amend your filing to disclose whether you believe internal controls over financial reporting were effective at June 30, 2011.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief